UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. ____*)


                                DUNE ENERGY, INC.
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   265338 20 2
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                                 (CUSIP Number)

       Dune Energy, Inc., 1330 Post Oak Blvd., Ste. 1600 Houston, TX 77056
       -------------------------------------------------------------------

                                 (713) 963-4635
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 18, 2004
                                  ------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 265338 20 2

===============================================================================
         1.   Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              Itera Holdings BV
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         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)

              (b)
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         3.   SEC Use Only
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         4.   Source of Funds

              WC
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         5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)  _______
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         6.   Citizenship or Place of Organization

              Netherlands
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Number of             7.     Sole Voting Power (See Item 1 below)
Shares Bene-                 70,928,793
ficially by           ---------------------------------------------------------
Owned by Each         8.     Shared Voting Power
Reporting                    0
Person With           ---------------------------------------------------------
                      9.     Sole Dispositive Power (See Item 1 below)
                             70,928,793
                      ---------------------------------------------------------
                      10.    Shared Dispositive Power
                             0
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         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              70,928,793 (See Item 1 below)
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         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares  ________
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         13.  Percent of Class Represented by Amount in Row (11)

              78%
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         14.  Type of Reporting Person

              OO
===============================================================================


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

Item 1.  Security and Issuer

This Schedule 13D relates to the acquisition on May 18, 2004 of 70,928,793 shares of common stock (the "Shares") of Dune Energy, Inc. (the "Company") beneficially owned by the reporting person. On May 10, 2004, the Company's Board of Directors declared a 1 for 2 reverse split of its outstanding shares of common stock, effective as of May 21, 2004, and therefore, the reporting person now beneficially owns 35,464,397 shares of common stock of the Company. The principal executive offices of the Company are located at 1330 Post Oak Boulevard, Suite 1600, Houston, Texas 77056.

Item 2.  Identity and Background

This Schedule 13D is being filed by Itera Holdings BV, a company organized under the laws of the Netherlands ("Itera BV").

During the last five years, Itera BV has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Itera BV has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Shares were acquired for cash in the amount of $12,000,000. Itera BV funded the purchase price from working capital.

Item 4.  Purpose of Transaction

The purpose of the acquisition of the Shares of the Company was for Itera BV to hold a controlling interest in the Company, which holds an oil and gas lease that complements Itera BV's strategy of growing its energy holdings.

Item 5.  Interest in Securities of the Issuer

Itera BV beneficially owns all 70,928,793 shares covered by this Schedule 13D (35,464,397 shares after the Company's reverse split as explained in Item 1), representing 78% of the Company's issued and outstanding common stock, and has sole voting and investment power over the Shares.

The Shares were acquired by Itera BV in a single transaction on May 18, 2004, for a purchase price of $12,000,000 or $0.17 per share, pursuant to the terms of a Stock Purchase Agreement dated as of May 10, 2004.

No persons other than Itera BV have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Shares were purchased pursuant to a Stock Purchase Agreement dated as of May 10, 2004, and amended as of May 17, 2004, which was filed as an exhibit to the Company's Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2004, and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Stock Purchase Agreement dated as of May 10, 2004, and amended as of May 17, 2004, which was filed as an exhibit to the Company's Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2004, is incorporated herein by reference.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2004
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Date

/s/ Steven C. Koegler
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Signature

Steven C. Koegler, Assistant Secretary
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Name/Title


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



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